Filed by Microchip Technology Incorporated pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 19343
Subject Company: Micrel, Incorporated
Commission File No. 001-34020
Filing Date: June 18, 2015

NEWS RELEASE INVESTOR RELATIONS CONTACT: J. Eric Bjornholt -- CFO..... (480) 792-7804

MICROCHIP TECHNOLOGY ANNOUNCES RECEIPT OF ANTITRUST CLEARANCE IN U.S. AND GERMANY IN TRANSACTION TO ACQUIRE MICREL

Chandler, Arizona – June 18, 2015 – (NASDAQ: MCHP) – Microchip Technology Incorporated, a leading provider of microcontroller, mixed-signal, analog and Flash-IP solutions, today announced , in connection with the previously announced definitive agreement under which Microchip will acquire Micrel, Incorporated (NASDAQ: MCRL), the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, had expired on June 15, 2015, and the Federal Cartel Office in Germany had cleared the transaction on June 17, 2015. There is no further antitrust clearance required for closure of the transaction. Completion of the merger remains subject to certain other closing conditions, including approval by Micrel shareholders of the merger. The special meeting of Micrel shareholders to approve the merger has not yet been set. Microchip continues to expect that the transaction will close in the third calendar quarter of 2015.

Forward-Looking Statements
Statements in this release, including those relating to the expected close of the acquisition in the third quarter of calendar 2015 and satisfaction of conditions precedent, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of business, economic, legal and other risks that are inherently uncertain and difficult to predict, including, but not limited to: the actual timing of the closing of the acquisition, the satisfaction of the conditions to closing in the acquisition agreement (including obtaining regulatory clearances in jurisdictions outside the United States), any termination of the acquisition agreement, the costs and outcome of any current or future litigation involving Microchip, Micrel or the acquisition transaction; and general economic, industry or political conditions in the United

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Microchip Technology Incorporated 2355 West Chandler Blvd. Chandler, AZ 85224-6199 Main Office 480•792•7200 FAX 480•899•9210

Microchip Technology Announces
Receipt of Antitrust Clearance
in U.S. and Germany in
Transaction to Acquire Micrel

States or internationally. For a detailed discussion of these and other risk factors, please refer to the SEC filings of Microchip and Micrel including those on Forms 10-K, 10-K/A, 10-Q and 8-K. You can obtain copies of such filings and other relevant documents for free at Microchip's website (www.microchip.com), at Micrel's website (www.micrel.com) (as applicable) or the SEC's website (www.sec.gov) or from commercial document retrieval services.

Shareholders are cautioned not to place undue reliance on the forward-looking statements in this press release, which speak only as of the date such statements are made. Neither Microchip nor Micrel undertakes any obligation to publicly update any forward-looking statements to reflect events, circumstances or new information after this June 18, 2015 press release, or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find It
In connection with the proposed transaction, Microchip filed with the SEC a Registration Statement on Form S-4 that includes a proxy statement of Micrel that also constituted a preliminary prospectus of Microchip. These materials are not yet final and will be further amended. The proxy statement/prospectus will be mailed to Micrel shareholders once it is final. Investors and security holders are urged to read the definitive proxy statement/prospectus when it becomes available and any other relevant documents carefully in their entirety because they contain important information about the transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC's web site at www.sec.gov. Microchip, Micrel and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Micrel in connection with the acquisition transaction. Information regarding the special interests of these directors and executive officers in the transaction is included in the preliminary proxy statement/prospectus included in the registration statement on Form S-4 of Microchip filed with the SEC on May 26, 2015. Additional information regarding the directors and executive officers of Microchip is also included in Microchip's Annual Report on Form 10-K/A, which was filed with the SEC on June 8, 2015. Additional information regarding the directors and executive officers of Micrel is also included in Micrel's Annual Report on Form 10-K/A, which was filed with the SEC on April 24, 2015. These documents are available free of charge at the SEC's web site at www.sec.gov and as described above.

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Microchip Technology Announces
Receipt of Antitrust Clearance
in U.S. and Germany in
Transaction to Acquire Micrel

About Microchip Technology
Microchip Technology Inc. (NASDAQ: MCHP) is a leading provider of microcontroller, mixed-signal, analog and Flash-IP solutions, providing low-risk product development, lower total system cost and faster time to market for thousands of diverse customer applications worldwide. Headquartered in Chandler, Arizona, Microchip offers outstanding technical support along with dependable delivery and quality. For more information, visit the Microchip website at www.microchip.com.

About Micrel
Micrel, Inc.is a leading global manufacturer of IC solutions for the worldwide analog, Ethernet and high-bandwidth markets. The Company's products include advanced mixed-signal, analog and power semiconductors; high-performance communication, clock management, MEMS-based clock oscillators and crystal-less clock generators, Ethernet switch and physical layer transceiver ICs. Company customers include leading manufacturers of enterprise, consumer, industrial, mobile, telecommunications, automotive, and computer products. Corporation headquarters and state-of-the-art wafer fabrication facilities are located in San Jose, CA, with regional sales and support offices and advanced technology design centers situated throughout the Americas, Europe and Asia. In addition, the Company maintains an extensive network of distributors and reps worldwide. For more information, visit the Micrel website at www.micrel.com.

Note: The Microchip name and logo, and PIC are registered trademarks of Microchip Technology Inc. in the USA and other countries. All other trademarks mentioned herein are the property of their respective companies.

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